UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

As previously disclosed, on December 28, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2), the Company’s American Depositary Shares, representing common shares of the Company, were to be suspended from trading on and delisted from Nasdaq. The Company timely requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination, which hearing was granted and held on February 16, 2023. On March 15, 2023, the Company received a written notice from the Panel granting the Company’s request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3), which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years. On April 28, 2023, the Company received a written notice from the Panel granting the Company’s request for an extension until May 19, 2023 to demonstrate compliance with the net income standard in its Annual Report on Form 20-F for fiscal year ended December 31, 2022, which the Company intends to file with the U.S. Securities and Exchange Commission on or before May 19, 2023.

Issuance of Press Release

On May 1, 2023, the Company issued a press release to announce that the Panel has granted the Company’s request for an extension until May 19, 2023 to demonstrate compliance with the net income standard.

The press release furnished as Exhibit 99.1 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the Company’s intent to file, and the timing of filing, its Annual report on Form 20-F. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, including the risk that the Company may not otherwise meet the requirements for continued listing under the Nasdaq Listing Rules, the risk that Nasdaq may not grant the Company relief from delisting if necessary, and the risk that the Company may not ultimately meet applicable Nasdaq requirements if any such relief is necessary, among other risks and uncertainties. These and other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2022, and the Company’s other filings with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this Form 6-K. Any forward-looking statements speak only as of the date of this Form 6 K and are based on information available to the Company as of the date of this Form 6-K, and the Company assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated May 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: May 1, 2023
	By:	/s/ Fumitoshi Fujiwara
		Name:	Fumitoshi Fujiwara
		Title:	Chief Financial Officer